August 19, 2025

Justin Kenna
Chief Executive Officer
GameSquare Holdings, Inc.
6775 Cowboys Way, Ste. 1335
Frisco, Texas 75034

       Re: GameSquare Holdings, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed August 4, 2025
           File No. 001-39389
Dear Justin Kenna:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed August 4, 2025
Questions and Answers, page 1

1.     Please provide a question and answer regarding why the company's
Certificate of
       Incorporation is being amended and restated via a merger transaction versus a more typical shareholder vote. Please directly address the "vote required" differences between the proposed merger transaction and a more typical shareholder vote regarding a charter amendment pursuant to your current Certificate of Incorporation.
       To the extent there are any state law risks related to amending a company's charter in this manner, please include a stand alone risk factor addressing and discussing such risks and include a cross-referene in this question and answer.
2. Please provide a question and answer specific to the primary purpose, including the direct and indirect impacts, of the merger agreement proposal, with cross-references to where shareholders can find more detailed information.
 August 19, 2025
Page 2
Proposal 4: Vote to Approve a Merger Agreement with the Company's Wholly Owned Subsidiary..., page 18

3. We note your disclosure that the "sole purpose" of the merger agreement is to
       "eliminate supermajority voting provisions to amend the Certificate of Incorporation of the Company." Please explain in further detail that the merger allows you to use a lower, majority affirmative vote threshold to change provisions of your Certificate of
       Incorporation that currently require a two-thirds affirmative vote threshold to amend, and that by voting for approval of the proposal, shareholders will functionally be voting in favor of an increase in authorized shares, declassification of your board, and any other material changes between your current charter and the Certificate of
       Incorporation of GameSquare Merger Sub 2, Inc. Where appropriate, please discuss any material risks associated with the merger agreement and implementing changes to your governing documents in this manner, under Delaware law or otherwise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   JR Lanis